Sichenzia Ross Friedman Ference LLP
1065 Avenue of the Americas
New York, New York 10018
212-930-9700 (p)
212-930-9725 (f)

February 12, 2007

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, DC 20549
Attention: Carmen Moncada-Terry

Re:	Bravo! Brands Inc.
Registration Statement on Form SB-2
Filed December 29, 2006
File No. 333-139742

Ladies and Gentlemen:

The following responses address the comments of the Staff (the “Staff”) as set forth in its letter dated February 9, 2007 (the “Comment Letter”) relating to the Registration Statement on Form SB-2 (the “Registration Statement”) of Bravo! Brands, Inc. (“Bravo” or the "Company") On behalf of the Company, we respond as set forth below.

The numbers of the responses in this letter correspond to the numbers of the Staff’s comments as set forth in the Comment Letter.

1.
We note your response dated February 1, 2007 to our letter dated January 24, 2007. Please disclose in the prospectus the responses to prior comments 1, 2, 5 and 7-11. With respect to your response to the second paragraph of comment 2, we note your net proceeds number of $27,725,704. Please subtract from this number the $7,928,413 total possible payments to the selling shareholders, which will result in disclosure of the net proceeds that is net of total possible payments. With respect to your comment number 5, please disclose the table set forth on page 17 of your response letter, rather than the table set forth on page 18 that corresponds to your footnote to comment 5. Finally, with respect to comment 7, please also include a column that discloses the number of shares that have been sold in registered resale transactions by the selling shareholders or affiliates of the selling shareholders.

Response

We have made the insertions and changes requested, as follows:

Response to prior Comment 2, please see the table on page 58
Response to prior Comment 5, please see the table on page 59
Response to prior Comment 7, please see the table on page 60

The above changes are contained in the selling stockholder section, which is attached hereto as Exhibit A.

2.
It appears that the significant amount of shares being registered on behalf of the selling shareholders suggests that your continuous offering is in fact a direct primary offering. Accordingly, such an offering would need to meet the requirements of Rule 41 5(a)( I )(x) under the Securities Act as opposed to Rule 41 5(a)(1)(i) under the Securities Act that you are currently relying upon for your continuous offering. In order to avail yourself of Rule 415(a)(l)(i) for the offering, please reduce the number of shares you are registering on behalf of the selling shareholders.

Response

We have made the requested reduction in the securities sought to be registered in accordance with our telephone conference call of this morning, by limiting each selling shareholder to 9.99% of the unaffiliated float. See Exhibit A.

3.
You have registered both common stock underlying the Series B Warrants and common stock underlying the notes. Since you will issue common stock underlying the Series B Warrants or common stock underlying the notes, but not both, please provide us a basis for registering more shares of common stock than will ever be issued with respect to these securities. You may wish to register only the common stock underlying the notes and this time, and if you redeem the notes after effectiveness of the registration statement, file a post-effective amendment to the registration statement explaining that the common stock would be issued under the Series B Warrants rather than under the notes.

Response

We have eliminated the shares underlying the Series B Warrants from the registration statement.

***

Please do not hesitate to contact the undersigned at 212-398-1494 if you have any questions or comments. Thank you.

Very truly yours,

/s/Stephen Fleming

Stephen Fleming

SELLING STOCKHOLDERS

The table below sets forth information concerning the resale of the shares of common stock by the selling stockholders. We will not receive any proceeds from the resale of the common stock by the selling stockholders. We will receive proceeds from the exercise of the warrants. Assuming the selling stockholders sell all the shares registered below, none of the selling stockholders will continue to own any shares of our common stock.

The following table also sets forth the name of each person who is offering the resale of shares of common stock by this prospectus, the number of shares of common stock beneficially owned by each person, the number of shares of common stock that may be sold in this offering and the number of shares of common stock each person will own after the offering, assuming they sell all of the shares offered.

Name(2)	Total Shares of Common Stock outstanding and issuable Upon exercise of Warrants and/or Conversion of Debentures	Total Percentage of Common Stock, Assuming Full Conversion*	Shares of Common Stock Included in Prospectus (1)	Beneficial Ownership Included in Prospectus **	Percentage of Common Stock Owned Before Offering	Beneficial Ownership After the Offering(2)	Percentage of Common Stock Owned After Offering (2)
July 2006 Financing

Kings Road Investments Ltd.	58,343,094	17.13%	Up to 19,041,149 shares of common stock(4)	19,041,149	9.99%	39,301,945	18.99%

Evolution Master Fund Ltd.	39,922,138	16.47%	Up to 19,041,1493 shares of common stock(5)	19,041,149	9.99%	--	--

Steelhead Investments Ltd.	26,614,757	11.62%	Up to 19,041,149 shares of common stock(6)	19,041,149	9.99%	--	--

Capital Ventures International	22,598,083	10.04%	Up to 19,041,149 shares of common stock(7)	19,041,149	9.99%	5,206,934	2.57%

Alpha Capital Aktiengesellschaft	6,260,424	3.02%	Up to 4,610,424 shares of common stock(8)	4,610,424	2.23%	1,650,000	***

SG Cowen & Co., LLC	3,867,286	1.88%	Up to 3,179,786 shares of common stock(9)	3,179,786	1.55%	687,500	***

November 2005 Financing

Lombard Odier Darier Hentsch & Cie	20,691,175	9.80%	Up to 4,191,175 shares of common stock(10)	4,191,175	9.80%	16,500,000	7.97%

Magnetar Capital Master Fund, Ltd	17,242,646	8.22%	Up to 3,492,646 shares of common stock(11)	3,492,646	8.22%	13,750,000	6.67%

Radcliffe SPC, Ltd for and on behalf of the Class A Convertible Crossover Segregated Portfolio	9,483,456	4.59%	Up to 1,920,956 shares of common stock(12)	1,920,956	4.59%	7,562,500	3.70%

Lagunitas Partners LP	2,163,222	1.06%	Up to 438,787 shares of common stock(13)	438,787	1.06%	1,724,435	***

Gruber & McBaine International	613,602	***	Up to 120,036 shares of common stock(14)	120,036	***	493,566	***

Jon D and Linda W Gruber Trust	689,706	***	Up to 139,706 shares of common stock(15)	139,706	***	550,000	***

JMG Triton Offshore Fund, Ltd.	1,379,412	***	Up to 279,412 shares of common stock(16)	279,412	***	1,100,000	***

JMG Capital Partners, LP	1,379,412	***	Up to 279,412 shares of common stock(17)	279,412	***	1,100,000	***

UBS O'Connor LLC FBO O'Connor PIPES Corporate Strategies Master Limited	2,069,118	1.02%	Up to 419,118 shares of common stock(18)	419,118	1.02%	1,650,000	***

Whalehaven Capital Fund Limited	1,724,265	***	Up to 349,265 shares of common stock(19)	349,265	***	1,375,000	***

Brian Corbmen	375,000	***	Up to 375,000 shares of common stock(21)	375,000	***	-	-

Oliver Colombo	62,500	***	Up to 62,500 shares of common stock(22)	62,500	***	-	-

New Century Issuance

New Century Capital, Inc.	2,750,000	1.35%	Up to 2,750,000 shares of common stock(20)	2,750,000	1.35%	--	--
* Based upon 202,429,528 shares of common stock issued and outstanding on February 9, 2007.

** The number and percentage of shares beneficially owned is determined in accordance with Rule 13d-3 of the Securities Exchange Act of 1934, and the information is not necessarily indicative of beneficial ownership for any other purpose. Under such rule, beneficial ownership includes any shares as to which the selling stockholders has sole or shared voting power or investment power and also any shares, which the selling stockholders has the right to acquire within 60 days.

***Less than one percent.

(1) The actual number of shares of common stock offered in this prospectus, and included in the registration statement of which this prospectus is a part, includes such additional number of shares of common stock as may be issued or issuable upon the exercise of the related warrants by reason of any stock split, stock dividend or similar transaction involving the common stock, in accordance with Rule 416 under the Securities Act of 1933.

(2)

Kings Road Investments Ltd. ("Kings Road") is a wholly-owned subsidiary of Polygon Global Opportunities Master Fund ("Master Fund"). Polygon Investment Partners LLP and Polygon Investment Partners LP (the "Investment Managers"), Polygon Investments Ltd. (the "Manager"), the Master Fund, Alexander Jackson, Reade Griffith and Paddy Dear share voting and dispositive power of the securities held by Kings Road. The Investment Managers, the Manager, Alexander Jackson, Reade Griffith and Paddy Dear disclaim beneficial ownership of the securities held by Kings Road.

Heights Capital Management, Inc., the authorized agent of Capital Ventures International ("CVI"), has discretionary authority to vote and dispose of the shares held by CVI and may be deemed to be the beneficial owner of these shares. Martin Kobinger, in his capacity as Investment Manager of Heights Capital Management, Inc., may also be deemed to have investment discretion and voting power over the shares held by CVI. Mr. Kobinger disclaims any such beneficial ownership of the shares. CVI is affiliated with one or more registered broker-dealers. CVI purchased the shares being registered hereunder in the ordinary course of business and at the time of purchase, had no agreements or understandings, directly or indirectly, with any other person to distribute such shares.

Evolution Capital Management, LLC, is the investment advisor to Evolution Master Fund Ltd. SPC, Segregated Portfolio M. Mr. Michael Lerch, as Chief Investment Officer of Evolution Capital Management, LLC, holds voting and investment discretion of the securities being offered. Mr. Lerch disclaims beneficial ownership of such securities.”

Steelhead Investments Ltd HBK Investments L.P. may be deemed to have sole voting and sole dispositive power over the securities pursuant to an Investment Management Agreement between HBK Investments L.P. and Steelhead Investments Ltd.  Additionally, the following individuals may be deemed to have control over HBK Investments L.P.: Kenneth M. Hirsh, Laurence H. Lebowitz, William E. Rose, David C. Haley and Jamiel A. Akhtar. Steelhead Investments Ltd. is an affiliate of a registered broker-dealer and has represented to us that it acquired the securities in the ordinary course of business and, at the time of the purchase of the securities, had no agreements or understandings, directly or indirectly, with any person to distribute the securities.

Alpha Capital Aktiengesellschaft is a private investment fund that is owned by all its investors and managed by Mr. Konrad Ackerman. Mr. Konrad Ackerman may be deemed the control person of the shares owned by such entity, with final voting power and investment control over such shares.

Lombard Odier Darier Hentsch Fund Manager, by the joint action of Messrs. Hanspeter Blaser, Assistant Vice President, and Janik Bard Assistant Manager, has the voting and dispositive power over the securities herein held for resale by Lombard Odier Darier Hentsch & Cie.

Magnetar Financial LLC is the investment advisor of Magnetar Capital Master Fund, Ltd ("Magnetar Master Fund") and consequently has voting control and investment discretion over securities held by Magnetar Master Fund. Magnetar Financial LLC disclaims beneficial ownership of the securities held by Magnetar Master Fund. Alec Litowitz is the manager of Magnetar Capital Partners LLC, which is the sole member of Magnetar Financial LLC. As a result, Mr. Litowitz may be considered the beneficial owner of any shares deemed to be beneficially owned by Magnetar Financial LLC. Mr. Litowitz disclaims beneficial ownership of these shares.

Radcliffe SPC, Ltd. for and on behalf of the Class A Convertible Crossover Segregated Portfolio. Pursuant to an investment management agreement, RG Capital Management, L.P. (“RG Capital”) serves as the investment manager of Radcliffe SPC. Ltd’s Class A Convertible Crossover Segregated Portfolio. RGC Management Company, LLC (“Management”) is the general partner of RG Capital. Steve Katznelson and Gerald Stahlecker serve as the managing members of Management. Each of RG Capital. Management and Messrs. Katznelson and Stahlecker disclaims beneficial ownership of the securities owned by Radcliffe SPC, Ltd. for and on behalf of the Class A Convertible Crossover Segregated Portfolio

Lagunitas Partners. Gruber & McBaine Cap Mgmt is the general partner for Lagunitas Partners LP and the Investment advisor for Gruber & MCBaine International having full power to vote and invest on their behalf.  Gruber & McBaine Cap Mgmt mangers Jon D Gruber & J Patterson McBaine oversee the voting activity

Gruber & McBaine International. Gruber & McBaine Cap Mgmt is the general partner for Lagunitas Partners LP and the Investment advisor for Gruber & MCBaine International having full power to vote and invest on their behalf.  Gruber & McBaine Cap Mgmt mangers Jon D Gruber & J Patterson McBaine oversee the voting activity.

Jon D and Linda W Gruber Trust. The Jon D and Linda W Gruber Trust is a private investment trust. Jon Gruber and Linda Gruber are the Trustees and have full power to vote and invest on behalf of the Trust

JMG Triton Offshore Fund, Ltd. (the “Fund”) is an international business company organized under the laws of the British Virgin Islands. The Fund’s investment manager is Pacific Assets Management LLC, a Delaware limited liability company (the “Manager”) that has voting and dispositive power over the Fund’s investments, including the Registrable Securities. The equity interests of the Manager are owned by Pacific Capital Management, Inc., a California corporation (“Pacific”) and Asset Alliance Holding Corp., a Delaware corporation. The equity interests of Pacific are owned by Messrs. Roger Richter, Jonathan M. Glaser and Daniel A. David. Messrs. Glaser and Richter have sole investment discretion over the Fund’s portfolio holdings.

JMG Capital Partners, L.P. (“JMG Partners”) is a California limited partnership. Its general partner is JMG Capital Management, LLC (the “Manager”), a Delaware limited liability company and an investment adviser that has voting and dispositive power over JMG Partners’ investments, including the Registrable Securities. The equity interests of the Manager are owned by JMG Capital Management, Inc., (“JMG Capital”) a California corporation, and Asset Alliance Holding Corp., a Delaware corporation. Jonathan M. Glaser is the Executive Officer and Director of JMG Capital and has sole investment discretion over JMG Partners’ portfolio holdings.

The selling security holder (O'Connor PIPES Corporate Strategies Master Limited) of this security is a fund which cedes investment control to UBS O'Connor LLC (the Investment Manager).  The Investment Manager makes all of the investment / voting decisions.  UBS O'Connor LLC is a wholly owned subsidiary of UBS AG which is listed on the NYSE. Jeffrey Putman may also be deemed to have investment discretion and voting power over the shares held by UBS O'Connor LLC. Mr. Putman disclaims any such beneficial ownership of the shares.

UBS O'Connor LLC is a wholly owned subsidiary of UBS AG which is listed and traded on the NYSE. The Investment Manager (UBS O'Connor LLC) makes all of the investment / voting decisions

Whalehaven Funds Limited is a professional hedge fund incorporated in Bermuda.  The control persons are Evan Schemenauer, Arthur Jones, and Jennifer Kelly, directors.

SG Cowen & Co., LLC. William Buchanan is the Head of Equity Capital Markets and a Managing Director at SG Cowen & Co., LLC and is responsible for investment decisions at SG Cowen. SG Cowen is a registered broker-dealer.  SG Cowen received these shares in consideration for providing investment banking services provided to our company.

(3) Assumes that all securities registered will be sold.

4) Total shares being registered represents shares issued or issuable in connection with the July 2006 financing including (i) 14,062,500 shares of common stock issuable upon conversion of the Initial Notes; and (ii) 4,978,649 shares of common stock issuable upon conversion of the Additional Notes..

(5) Total shares being registered represents shares issued or issuable in connection with the July 2006 financing including (i) 14,062,500 shares of common stock issuable upon conversion of the Initial Notes; and (ii) 4,978,649 shares of common stock issuable upon conversion of the Additional Notes.

(6) Total shares being registered represents shares issued or issuable in connection with the July 2006 financing including (i) 9,375,000 shares of common stock issuable upon conversion of the Initial Notes; and (ii) 9,666,149 shares of common stock issuable upon conversion of the Additional Notes.

(7) Total shares being registered represents shares issued or issuable in connection with the July 2006 financing including (i) 7,812,500 shares of common stock issuable upon conversion of the Initial Notes; (ii) 9,765,625 shares of common stock issuable upon conversion of the Additional Notes; and (iii) 1,463,024 shares of common stock issuable upon exercise of the Series A Warrants.;.

(8) Total shares being registered represents shares issued or issuable in connection with the July 2006 financing including (i) 1,562,500 shares of common stock issuable upon conversion of the Initial Notes; (ii) 1,953,125 shares of common stock issuable upon conversion of the Additional Notes; and (iii) 920,167 shares of common stock issuable upon exercise of the Series A Warrants. In addition, the total shares being registered represents 174,632 shares of common stock issuable upon exercise of the Additional November 2005 Warrants issued in connection with the November 2005 Financing.

(9) Total shares being registered represents shares issued or issuable in connection with the July 2006 financing including 2,896,000 shares of common stock issuable upon exercise of the Series A Warrants. In addition, the total shares being registered represents 283,778 shares of common stock issuable upon exercise of the Additional November 2005 Warrants issued in connection with the November 2005 Financing.

(10) The total shares being registered represents 4,191,175 shares of common stock issuable upon exercise of the Additional November 2005 Warrants issued in connection with the November 2005 Financing.

(11) The total shares being registered represents 3,492,646 shares of common stock issuable upon exercise of the Additional November 2005 Warrants issued in connection with the November 2005 Financing.

(12) The total shares being registered represents 1,920,956 shares of common stock issuable upon exercise of the Additional November 2005 Warrants issued in connection with the November 2005 Financing.

(13) The total shares being registered represents 438,787 shares of common stock issuable upon exercise of the Additional November 2005 Warrants issued in connection with the November 2005 Financing.

(14) The total shares being registered represents 120,036 shares of common stock issuable upon exercise of the Additional November 2005 Warrants issued in connection with the November 2005 Financing.

(15) The total shares being registered represents 139,706 shares of common stock issuable upon exercise of the Additional November 2005 Warrants issued in connection with the November 2005 Financing.

(16) The total shares being registered represents 279,412 shares of common stock issuable upon exercise of the Additional November 2005 Warrants issued in connection with the November 2005 Financing.

(17) The total shares being registered represents 279,412 shares of common stock issuable upon exercise of the Additional November 2005 Warrants issued in connection with the November 2005 Financing.

(18) The total shares being registered represents 419,118 shares of common stock issuable upon exercise of the Additional November 2005 Warrants issued in connection with the November 2005 Financing.

(19) The total shares being registered represents 349,265 shares of common stock issuable upon exercise of the Additional November 2005 Warrants issued in connection with the November 2005 Financing.

(20) Represents 1,750,000 shares of common stock and 1,000,000 shares issuable upon exercise of common stock purchase warrants.

(21) Represents 375,000 shares issuable upon exercise of common stock purchase warrants exercisable at $0.32 per share.

(22) Represents 62,500 shares issuable upon exercise of common stock purchase warrants exercisable at $0.32 per share.

July 2006 Financing

On July 26, 2006, we entered into a Securities Purchase Agreement with five accredited institutional investors, for the issuance and sale of $30 million in senior convertible notes that are due in January 2010. Under the terms of the financing, we sold $30 million in senior convertible notes, of which $15 million (the “Initial Notes”) were released upon closing and $15 million (the “Additional Notes”) were released from escrow in November 2006. The Initial Notes carry a 9% annual coupon, payable quarterly, and were initially convertible into shares of common stock at $0.70 per share. The Additional Notes carry a 9% annual coupon, payable quarterly, and were initially convertible into shares of common stock at $0.70 per share and then subsequently to $0.51 per share. In addition, the Additional Notes also provide that, from and after October 10, 2006 through December 15, 2006, the holder may require us to redeem at such holder's option any portion of the holder's Additional Note in cash at a price equal to 125% of the amount redeemed (the “Holder Optional Redemption”). In the event that such holder does not exercise the Holder Optional Redemption, the holder's right to any such optional redemptions shall terminate; provided, however, that once a holder delivers such a request, its right to deliver a subsequent request shall terminate.

We also issued to the investors series A warrants to purchase 13,178,571 shares of common stock initially exercisable at $0.73 per share (the “Series A Warrants”) that expire in July 2011 and series B warrants to purchase 43,392,856 shares of common stock initially exercisable at $0.73 per share (the “Series B Warrants”) that expire in July 2011. We have the option to redeem the Initial Notes and the Amended Notes at a date earlier than maturity (the “Company Redemption”). If we exercise the Company Redemption, the holders will have the right to exercise the Series B Warrants and receive common shares to which these contingent warrants are indexed,. Absent our exercise of the Company Redemption to redeem the Initial Notes and/or the Additional Notes, the holders have no right to exercise the Series B Warrants.

Pursuant to a Registration Rights Agreement between our company and the investors, also dated July 26, 2006, we agreed to prepare and file a registration statement covering the resale of the shares issuable upon the conversion of the senior convertible notes and exercise of the warrants. We agreed to file this resale registration statement by the later to occur of (i) August 26, 2006 and (ii) 15 days following the effectiveness of the Form SB-2 filed by our company on December 21, 2005, but in no event later than October 10, 2006. If, among other things, (a) we fail to file the resale registration statement within the period described above, which we were unable to do, or (b) we fail to cause the resale registration statement to be effective by the SEC within 60 days following the date we file the resale registration statement, or within 90 days, if there is a review of the resale registration statement by the SEC, we will be obligated to pay to each investor, as partial relief, on the date of such failure, an amount in cash equal to .75% of the aggregate purchase price paid by such investor for the notes and the warrants. We will be further obligated to pay, as partial relief, an amount in cash equal to 1.5% of the aggregate purchase price paid by such investor for the notes and the warrants on every thirtieth day that such failure continues (prorated for partial periods).

On August 31, 2006, we entered into Amendment Agreements with respect to the July 26, 2006 $30 million senior convertible notes transaction described above. Pursuant to the Amendment Agreements, the investors each agreed to release us from the events of default that occurred under the terms of the Initial Notes and Additional Notes as a result of our late filing of our Form 10-QSB for the quarterly period ended June 30, 2006. We agreed, in consideration for such releases, to exchange the Additional Notes for amended and restated notes (the "Amended and Restated Notes").

The terms of the Amended and Restated Notes differ from the terms of the Additional Notes in certain regards. The conversion price applicable was reduced from $0.70 to $0.51. We also granted the Holder Optional Redemption as discussed above.

On December 29, 2006, we entered into Amendment and Exchange Agreements (the “December Amendment”) with these investors. Pursuant to the December Amendment, each of the investors agreed to release our company from the events of default that occurred under the terms of the Initial Notes and Additional Notes as a result of our late filing of its Form 10-QSB for the quarterly period ended June 30, 2006. Each of the investors waived any events of default in the Amended and Restated Additional Notes relating to our failure to pay the Holder Optional Redemption. Further, we agreed to capitalize the $3,750,000 redemption premium (which represents a 25% premium on the $15,000,000 principal amount of the Additional Notes) with respect to the investors’ right to compel redemption pursuant to the Holder Redemption. Also, in connection with the December Amendment, the investors’ right to compel redemption by exercise of the Holder Redemption has been terminated.

In consideration for each of the investors entering into the December Amendment, we agreed to amend and restate the terms of the Initial Notes, the Additional Notes, the Series A Warrants and the Series B Warrants. The conversion price of the Initial Notes and the Additional Notes has been reduced to $0.32. The exercise price of the Series A Warrants and the Series B Warrants was reduced to $0.34.

  This prospectus relates to the resale of the shares of common stock to be issued upon conversion of the senior convertible notes and exercise of common stock purchase warrants described above.

November 2005 Financing

On November 28, 2005, we closed a funding transaction with 13 accredited institutional investors, for the issuance and sale of common stock for a purchase price of $20,250,000. We also issued five-year warrants for the purchase of an additional 15,187,500 shares of common stock at an exercise price of $0.51 per share to these investors. In addition, in July 2006, we entered into a letter agreement with each of the accredited institutional investors pursuant to which we issued additional five-year warrants to purchase an aggregate of 8,809,276 shares of common stock exercisable at an exercise price of $0.51 per share (the “Additional November 2005 Warrants”) as a result of the trigger of certain anti-dilution provisions. In December 2006, as a result of the anti dilution provisions being triggered, the number of shares exercisable upon exercise of the Additional November 2005 Warrants was increased to 14,318,478 and the exercise price was adjusted to $0.32. In addition, we issued common stock purchase warrants to purchase 437,500 shares of common stock, exercisable at a price of $0.32 per share, to two finders (the “Finders Warrants”). This prospectus relates to the resale of the shares of common stock underlying the Additional November 2005 Warrants and the Finders Warrants.

New Century Capital

On March 15, 2005, we entered into a consulting agreement with New Century Capital, Inc. (“New Century”) pursuant to which New Century provided us with business and marketing development services. In consideration for providing such services, we issued New Century 2,500,000 shares of common stock and a common stock purchase warrant to purchase 1,000,000 shares of common stock at an exercise price of $0.25 per share. This prospectus relates to the resale of 1,750,000 shares of common stock and 1,000,000 shares of common stock underlying the warrants.

Additional Disclosures

Dollar Value of Securities Registered for Resale in this Prospectus

The total dollar value of the securities underlying the convertible notes in the Convertible Notes Transaction that we have registered for resale (using the number of underlying securities that we have registered for resale and the market price per share for those securities on the date of the sale of the convertible note) are as follows:

Securities Underlying the Convertible Notes	Market Price at February 9, 2007	Dollar Value of Underlying Securities

78,217,197	$0.30	$23,465,159

Interest and Liquidated Damages Payments in Connection with the Convertible Notes Transaction

We have made and may be required to make interest and liquidated damages payments to the investors in the Convertible Notes Transaction. The following is a tabular disclosure of the dollar amount of each such payment (including the value of any payments to be made in common stock, and excluding any repayment of principal) in connection with the Convertible Notes Transaction that we have made or may be required to make to any selling shareholder, any affiliate of a selling shareholder, or any person with whom any selling shareholder has a contractual relationship regarding the transaction (including any interest payments, liquidated damages, payments made to “finders” or “placement agents” and any other payments or potential payments):

Investor	Payment Reference	Date	Amount
Alpha Capital:
	Interest Payment	October 1, 2006	$9,194
	Liquidated Damages	January 2, 2007	$55,269
	Interest Payment	January 2, 2007	$20,000
	Interest Payment	April 1, 2007	$25,313
	Interest Payment	July 1, 2007	$24,871
Alpha Capital Total:			$134,647

Heights (Capital Ventures):
	Interest Payment	October 1, 2006	$45,972
	Liquidated Damages	January 2, 2007	$276,344
	Interest Payment	January 2, 2007	$100,000
	Interest Payment	April 1, 2007	$126,563
	Interest Payment	July 1, 2007	$124,357
Heights (Capital Ventures) Total:			$673,235

HBK (Steelhead):
	Interest Payment	October 1, 2006	$55,167
	Liquidated Damages	January 2, 2007	$331,613
	Interest Payment	January 2, 2007	$120,000
	Interest Payment	April 1, 2007	$151,875
	Interest Payment	July 1, 2007	$149,228

HBK (Steelhead) Total:	$807,883

Evolution:
	Interest Payment	October 1, 2006	$82,750
	Liquidated Damages	January 2, 2007	$497,419
	Interest Payment	January 2, 2007	$180,000
	Interest Payment	April 1, 2007	$227,813
	Interest Payment	July 1, 2007	$223,842
Evolution Total:			$1,211,823

Polygon (Kings Road):
	Interest Payment	October 1, 2006	$82,750
	Liquidated Damages	January 2, 2007	$497,419
	Interest Payment	January 2, 2007	$180,000
	Interest Payment	April 1, 2007	$227,813
	Interest Payment	July 1, 2007	$223,842
Polygon (Kings Road) Total:			$1,211,823

SG Cowen
	Placement Fee	July 31, 2006	$975,000
	Out of pocket expenses	July 31, 2006	$18,756
	Placement Fee	November 29, 2006	$975,000
SG Cowen Total:			$1,968,756

Shulte Roth & Zabel LLP (attorneys for Polygon)
	Legal Fees	July 28, 2006	$95,000
	Legal Fees (Amendment)	August 31, 2006	$23,500
	Legal Fees (Final Amendment)	December 29, 2006	$37,040

Shulte Roth & Zabel LLP Total:			$155,540

Total payments that have been or may be required to be made in connection with the transaction during the first year following the sale of the convertible notes, excluding principal repayments			$6,163,707

Total Interest Payments Remaining After July 1, 2007
Investor

Alpha:	Interest Payments	Total - Paid Quarterly	$141,121
Heights (Capital Ventures):	Interest Payments	Total - Paid Quarterly	$705,607
HBK (Steelhead):	Interest Payments	Total - Paid Quarterly	$846,728
Evolution:	Interest Payments	Total - Paid Quarterly	$1,270,092
Polygon (Kings Road):	Interest Payments	Total - Paid Quarterly	$1,270,092
Total	Interest Payments		$4,233,640

Total payments that have been or may be required to be made in connection with the transaction, excluding principal repayments			$10,397,347

Certain investors in the Convertible Notes Transaction also are investors in the November 2005 PIPE Transaction. Liquidated damages paid in connection with the November, 2005 PIPE investors have not been included as the transaction specifying these payments is separate and distinct from the convertible note transactions presented in this Prospectus, and the underlying shares of common stock underlying that transaction are not part of this Prospectus. Those liquidated damages payments are as follows:

Investor	Payment Reference	Date	Amount
Alpha Capital:
Liquidated Damages (NOV '05)		July 31, 2006	$34,029
Liquidated Damages (NOV '05)		November 6, 2006	$24,271
Alpha Capital Total:			$58,300

Heights (Capital Ventures):
Liquidated Damages (NOV '05)		July 31, 2006	$81,669
Liquidated Damages (NOV '05)		November 6, 2006	$58,251
Heights (Capital Ventures) Total:			$139,920

Polygon (Kings Road):
Liquidated Damages (NOV '05)		July 31, 2006	$374,316
Liquidated Damages (NOV '05)		November 6, 2006	$266,983
Polygon (Kings Road) Total:			$641,299

Lombard Odier:
Liquidated Damages (NOV '05)		July 31, 2006	$816,690
Liquidated Damages (NOV '05)		November 6, 2006	$582,509
Liquidated Damages (NOV '05)		December 31, 2006	$25,770
Liquidated Damages (NOV '05)		March 31, 2007	$43,970
Lombard Odier Total:			$1,468,939

Magnetar Capital
Liquidated Damages (NOV '05)		July 31, 2006	$680,575
Liquidated Damages (NOV '05)		November 6, 2006	$485,424
Magnetar Capital Total:			$1,165,999

Radcliffe
Liquidated Damages (NOV '05)		July 31, 2006	$374,316
Liquidated Damages (NOV '05)		November 6, 2006	$266,983
Radcliffe Total:			$641,299

Lagunas Partners
Liquidated Damages (NOV '05)		July 31, 2006	$85,502
Liquidated Damages (NOV '05)		November 6, 2006	$60,985
Lagunas Partners Total:			$146,487

Gruber & McBaine
Liquidated Damages (NOV '05)	July 31, 2006	$23,390
Liquidated Damages (NOV '05)	November 6, 2006	$16,683
Gruber & McBaine Total		$40,073

Gruber Trust
Liquidated Damages (NOV '05)	July 31, 2006	$27,223
Liquidated Damages (NOV '05)	November 6, 2006	$19,417
Gruber Trust Total:		$46,640

JMG Triton Offshore
Liquidated Damages (NOV '05)	July 31, 2006	$54,446
Liquidated Damages (NOV '05)	November 6, 2006	$38,834
JMG Triton Offshore Total:		$93,280

JMG Capital Partners, LP
Liquidated Damages (NOV '05)	July 31, 2006	$54,446
Liquidated Damages (NOV '05)	November 6, 2006	$38,834
JMG Capital Partners, LP Total:		$93,280

UBS O'Conner
Liquidated Damages (NOV '05)	July 31, 2006	$81,669
Liquidated Damages (NOV '05)	November 6, 2006	$58,251
UBS O'Conner Total:		$139,920

Whalehaven Capital
Liquidated Damages (NOV '05)	July 31, 2006	$68,058
Liquidated Damages (NOV '05)	November 6, 2006	$50,720
Liquidated Damages (NOV '05)	December 31, 2006	$2,148
Liquidated Damages (NOV '05)	March 31, 2007	$3,664
Whalehaven Capital Total:		$124,590

Total liquidated damages associated with the November 2005 PIPE		$4,800,026

Net Proceeds to the Company in the Convertible Notes Transaction

The net proceeds from the sale of the convertible notes in the Convertible Notes Transaction and the total possible payments to all selling shareholders and any of their affiliates in the first year following the sale of the convertible notes are as follows:

Investor	Payment Reference	Date	Amount
Alpha Capital:
	Interest Payment	October 1, 2006	$9,194
	Liquidated Damages	January 2, 2007	$55,269
	Interest Payment	January 2, 2007	$20,000
	Interest Payment	April 1, 2007	$25,313
	Principal Repayment	May 31, 2007	$58,824
	Interest Payment	July 1, 2007	$24,871
Alpha Capital Total:			$193,470

Heights (Capital Ventures):
Interest Payment	October 1, 2006	$45,972
Liquidated Damages	January 2, 2007	$276,344
Interest Payment	January 2, 2007	$100,000
Interest Payment	April 1, 2007	$126,563
Principal Repayment	May 31, 2007	$294,118
Interest Payment	July 1, 2007	$124,357
Heights (Capital Ventures) Total:		$967,353

HBK (Steelhead):
Interest Payment	October 1, 2006	$55,167
Liquidated Damages	January 2, 2007	$331,613
Interest Payment	January 2, 2007	$120,000
Interest Payment	April 1, 2007	$151,875
Principal Repayment	May 31, 2007	$352,941
Interest Payment	July 1, 2007	$149,228
HBK (Steelhead) Total:		$1,160,824

Evolution:
Interest Payment	October 1, 2006	$82,750
Liquidated Damages	January 2, 2007	$497,419
Interest Payment	January 2, 2007	$180,000
Interest Payment	April 1, 2007	$227,813
Principal Repayment	May 31, 2007	$529,412
Interest Payment	July 1, 2007	$223,842
Evolution Total:		$1,741,235

Polygon (Kings Road):
Interest Payment	October 1, 2006	$82,750
Liquidated Damages	January 2, 2007	$497,419
Interest Payment	January 2, 2007	$180,000
Interest Payment	April 1, 2007	$227,813
Principal Repayment	May 31, 2007	$529,412
Interest Payment	July 1, 2007	$223,842
Polygon (Kings Road) Total:		$1,741,235

SG Cowen
Placement Fee	July 31, 2006	$975,000
Out of pocket expenses	July 31, 2006	$18,756
Placement Fee	November 29, 2006	$975,000
SG Cowen Total:		$1,968,756

Shulte Roth & Zabel LLP (attorneys for Polygon)
Legal Fees	July 28, 2006	$95,000
Legal Fees (Amendment)	August 31, 2006	$23,500
Legal Fees (Final Amendment)	December 29, 2006	$37,040
Shulte Roth & Zabel LLP Total:

Total possible payments to all selling shareholders in the Convertible Notes Transaction and any of their affiliates in the first year following the sale of the convertible notes		$7,928,413

The Net Proceeds realized by the Company from the Convertible Notes Transaction are as follows:

Gross Proceeds	$30,000,000
Less placement fees (SG Cowen) and legal fees (Shulte Roth & Zabel LLP and Baker & McKenzie LLP)	$2,274,296
Less total possible payments to the selling shareholders	$7,928,413
Net Proceeds	$19,797,291

Total of Possible Payments and Discounts as a Percentage of Net Proceeds

The following information presents the sum of all possible payments and the total possible discounts to the market price of the shares underlying the convertible notes as a percentage of the net proceeds to the issuer from the sale of the convertible notes, as well as the amount of that resulting percentage averaged over the term of the convertible notes.

The percentage computation methodology utilized considers the following factors:

•	the gross proceeds paid or payable to the Company in the convertible note transaction;

•	all payments that have been made or that may be required to be made the Company

•	the resulting net proceeds to the Company; and

•
the combined total possible profit to be realized by the investors as a result of any conversion discounts regarding the securities underlying the convertible notes and any other warrants, options, notes, or other securities of the Company that are held by the selling shareholders or any affiliates of the selling shareholders.

Gross proceeds paid to the Company in the convertible note transaction	$30,000,000
All payments made or that may be may be required to be made by the Company	$10,397,347
Net proceeds to the Company	$19,602,653

Combined total possible profit to be realized as a result of any conversion discounts	0

Percentage of the total amount of all possible payments divided by the net proceeds to the Company from the sale of the convertible notes	53%

Percentage averaged over the term of the convertible notes	13.2%

The total possible discount (premium) to the market price of the shares underlying the convertible note divided by the net proceeds to the issuer from the sale of the convertible notes	(5.4%)

Prior Securities Transactions Between the company and Selling Shareholders

Certain of the selling shareholders in this Prospectus have had prior securities transactions with the Company. The following tabular disclosure reflects:

•
the number of shares outstanding prior to the convertible note transaction that are held by persons other than the selling shareholders, affiliates of the company, and affiliates of the selling shareholder;

•	the number of shares registered for resale by the selling shareholders or affiliates of the selling shareholders in prior registration statements;

•
the number of shares registered for resale by the selling shareholders or affiliates of the selling shareholders that continue to be held by the selling shareholders or affiliates of the selling shareholders;

•	the number of shares that have been sold in registered resale transactions by the selling shareholders or affiliates of the selling shareholders

•	the number of shares registered for resale on behalf of the selling shareholders or affiliates of the selling shareholders in the current transaction.

In this analysis, the calculation of the number of outstanding shares excludes any securities underlying any outstanding convertible securities, options, or warrants.

Selling Shareholders	Outstanding shares held by persons other than the selling shareholders, affiliates of the company, and affiliates of the selling shareholders prior to the current transaction	Shares registered for resale by the selling shareholders or affiliates of the selling shareholders in prior registration statements	Shares registered for resale by the selling shareholders or affiliates of the selling shareholders that continue to be held by same	Number of shares that have been sold in registered resale transactions by the selling shareholders or affiliates of the selling shareholders	Shares registered for resale on behalf of the selling shareholders or affiliates of the selling shareholders in the current transaction

Evolution	-	0	0	0	19,041,149
Steelhead	-	0	0	0	19,041,149
Alpha*	-	10,766,667	950,000**	9,816,667	3,515,625
Kings Road*	-	5,500,000	0	5,500,000	19,041,149
Capital Ventures*	-	1,200,000	0	1,200,000	17,578,125
Others	190,411,498	-	-		-
Totals	190,411,498	17,466,667	950,000	16,516,667	78,217,197

* Selling Shareholder in both November 2005 and current transactions
** Held of record; does not include shares that may be held in street name.

Company’s Financial Ability to Satisfy its Obligations to the Selling Shareholders

The Company has the intention, and a reasonable basis to believe that it will have the financial ability, to make payments on the overlying securities. The Company has duly accounted for such payments in its 2007 - 2009 comprehensive strategy and financial plan.

Existing Short Positions by Selling Shareholders

Based upon information provided by the selling shareholders, to the best of management’s knowledge, the Company is not aware of any of the selling shareholders having an existing short position in the Company’s common stock.

Relationships Between the Company and Selling Shareholders and Affiliates

The Company hereby confirms that a description of the relationships and arrangements between and among those parties already is presented in the prospectus and that all agreements between and/or among those parties are included as exhibits to the registration statement by incorporation by reference.

Method of Determining the Number of Shares Registered in this Prospectus

The Company separately calculated the Company’s shares common stock beneficially owned by each selling security holder (i) underlying the convertible notes in the Convertible Notes Transaction, as of July 2006, at the conversion rate of $0.32 per share, (ii) underlying the Series A in the Convertible Notes Transaction as of July 2006, and (iii) underlying the warrants issued to New Century, and (v) the number of shares of common stock issued to New Century.

Securities Registered	Amount to be registered
Shares of Common Stock	1,750,000
Shares of common stock issuable upon conversion of convertible notes	78,217,197
Shares of common stock issuable upon exercise of warrants	18,805,622
Total	98,772,819

Selling Shareholders
Investor	Convertible Notes	Convertible Note Warrants	Total (summation) / Other	Shares of Common Stock Included in Prospectus*
Kings Road	19,041,149	-	19,041,149	19,041,149
Evolution Master	19,041,149	-	19,041,149	19,041,149
Steelhead Investments	19,041,149	-	19,041,149	19,041,149
Capital Ventures	17,578,125	1,463,024	19,041,149	19,041,149
Alpha Capital	3,515,625	920,167	4,435,792	4,435,792
SG Cowen		2,896,008	2,896,008	2,896,008
New Century Capital			2,750,000*	2,750,000
November ’05 Warrants			12,526,819	12,526,423
Total	78,217,197	5,279,199	98,772,819	98,772,819

*1,750,000 Shares of common stock are being issued and 1,000,000 are warrants being registered.